SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2005
SHELL CANADA LIMITED

(Translation of registrant’s name into English)
400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)
(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑
(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED

Registrant

Date: August 9, 2005

	By:	/s/ “S.A. FISH”
(Signature)

S.A. FISH, Vice President

(Name and Title)

	By:	/s/ “S.L. COSMESCU”
(Signature)

S.L. COSMESCU, Assistant Secretary

(Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, AUGUST 8, 2005
Shell Canada provides updates for oil sands operations and expansion plans
Calgary, Alberta — Shell Canada Limited provides the following update on current operations and expansion plans for the Athabasca Oil Sands Project (AOSP), located in northern Alberta.
Operations
In April 2005, Shell indicated that planned maintenance in the third quarter of this year would result in single train operation at the upgrader for a period of one to two months. Ongoing inspections and equipment monitoring now indicate that major shut down activity can be deferred until the second quarter of 2006. A production cutback is still required in September to accommodate reduced availability of third-party hydrogen to the upgrader and to allow minor planned maintenance to be carried out on the Scotford hydrogen plants and the Muskeg River Mine cogeneration plant. Production will be limited to about 140,000 barrels per day, or 90 per cent of nameplate capacity, for up to three weeks.
Expansion Plans
Shell has over six billion barrels of recoverable bitumen in its Athabasca leases, which could ultimately support over 500,000 barrels per day of production. To achieve this goal, Shell announced in April 2005 a continuous construction growth strategy that would expand the AOSP in three “building blocks”, each of approximately 100,000 barrels per day. The first building block will include an expansion of the mine and a matching expansion of the upgrader. Regulatory applications were filed in April 2005 and front-end engineering is on track for a final investment decision in 2006. Major contractors have been selected for both the mine and upgrader expansions. The AMEC-Colt engineering joint venture will complete the final phase of front-end engineering of the mine expansion and, when a final investment decision is made, will be positioned to undertake the engineering, procurement and construction management of the first and subsequent mine expansions. Similarly, Bechtel Canada Co. has been selected as the major contractor for the upgrader expansions.
The scope of the first expansion has been defined in more detail, and now includes the construction of certain common infrastructure such as pipelines and utility systems, which will be sized to support the longer-term production level of 500,000 barrels per day. The first expansion design also includes learnings from construction and operating experience gained from the original AOSP. For example, reliability enhancements in the bitumen extraction plant, while requiring additional capital, will result in fewer shutdowns for planned and unplanned maintenance. Also included in the first expansion are profitability-driven capital investments such as a deasphalting plant at the upgrader. As a result of this additional investment, the
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upgrader expansion will produce less heavy oil, thereby reducing exposure to light to heavy oil differentials and improving the value of the synthetic crude oil blends. It is critical that the design of the first expansion is carefully optimized because it provides the template for future building blocks.
The front-end engineering process includes updates to capital costs. While cost estimates will not be finalized for another year, it is clear that there is a significant upward trend in construction costs due to the heated global market for engineered equipment and bulk materials. Shell’s current view is that the first expansion, including the common infrastructure required to support subsequent expansions, could be up to $200 per annual barrel of production. Subsequent expansions will utilize this “pre built” infrastructure, lowering their expected capital requirements.
“With the strategic decision to pre-build infrastructure for our future expansions, we’ve taken another important step on our path to 500,000 barrels per day. We are also building on the lessons learned from our first project to capture cost and operating efficiencies,” said Neil Camarta, Senior Vice President Oil Sands, Shell Canada Limited. “Our challenge is to continue to be the most profitable oil sands producer and, when our final investment decision is made, to deliver expansion projects on time and on budget. Shell has the experience and the resources to meet that challenge.”
The Athabasca Oil Sands Project consists of the Muskeg River Mine located north of Fort McMurray, Alberta and the Scotford Upgrader located near Edmonton and is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). Chevron Canada Limited and Western Oil Sands L.P. have the option to participate with Shell Canada Limited in developing additional oil sands resources in the Athabasca area.

Media Inquiries:	Investor Inquiries:

Janet Annesley	Cathy Williams
Manager, Oil Sands Public Affairs	Chief Financial Officer
(403) 691-2023	(403) 691-4600
This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, references to resources and reserves estimates.
Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.